1133478

0-31106

3-1-02

02024818

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2002

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Translation of Registrant's Name Into English)

No. 1, R&D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes_____ No ✓

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 27, 2002

By ______________________

Name: S. J. Cheng

Title: Deputy Chairman & Chief Executive Officer

EXHIBITS

Exhibit Number		Page
1.1	Press Release	4

March 27, 2002

For Immediate Release

Contact:

ChipMOS TECHNOLOGIES (Bermuda) LTD.
Investor Relations/Media Relations
S.K. Chen
886-6-507-7712
s.k._chen@chipmos.com.tw

Thomson Financial/Carson

Investor Relations
In US:
Mark Jones
1-212-701 1851
mark.p.jones@tfn.com

Investor Relations
In Hong Kong:
Andrew Mak
852-2905 3181
andrew.mak@tfn.com.hk

ChipMOS TECHNOLOGIES (Bermuda) LTD. To Establish IC Testing and Assembly Fabs in Shanghai Qingpu Industrial Zone

Shanghai, China, March 27, 2002 — ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) ("ChipMOS/Bermuda") today announced it had signed a cooperation agreement (the "Cooperation Agreement") with Shanghai Qingpu Industrial Zone to build Integrated Circuit (IC) testing and assembly factories in the Zone.

The investment in China is an important milestone for ChipMOS/Bermuda as it further expands the global reach of the Company's operations. ChipMOS/Bermuda recognizes that many of its customers have established, or are developing, significant operations in China and today's announcement also reflects ChipMOS/Bermuda's ongoing commitment to providing prompt service in those markets where its customers are located.

In addition to providing IC assembly and testing services, ChipMOS/Bermuda will also implement its module and sub-system manufacturing capabilities, including memory module, Application Specific Integrated Circuit (ASIC), Liquid Crystal Module (LCM), Liquid Crystal On Silicon (LCOS) microdisplay, LCD Driver IC and ink-jet print head module, in this operational base.

"We are very pleased to welcome ChipMOS/Bermuda in developing its business here," said Mr. Chen Liangyu, Mayor of Shanghai City. "ChipMOS/Bermuda's investment in Shanghai will exert significant influence on the rapid development of the IC industry here. Our cooperation with ChipMOS/Bermuda should provide great opportunities for both ChipMOS/Bermuda and China in the future."

In order to provide complete IC back-end services in China, ChipMOS/Bermuda intends to establish two operational factories in the Zone. Full-scale production is expected to begin by the third quarter of 2005, with a planned capacity of 50 million pieces per month.

Pursuant to the Cooperation Agreement, Shanghai Qingpu Industrial Zone will provide ChipMOS/Bermuda with full support for ChipMOS/Bermuda's investment plan. The ultimate goal of the agreement is to create business opportunities for both parties on a basis of mutual trust and benefit.

This press release contains forward-looking statements that are subject to significant risks and uncertainties. These statements are indicated by the use of forward looking terminology such as the words believe, expect, intend, anticipate, estimate, plan, project, may, will or other similar words that express an indication of actions or results of actions that may or are expected to occur in the future. Please see "Item 3 – Key Information – Risk Factors" in our Registration Statement on Form 20-F/A, dated June 15, 2001 for a discussion of certain factors that may cause actual results to differ materially from those indicated by our forward-looking statements. In addition, risks inherent in operating in the uncertain regulatory environment currently existing in the People's Republic of China may cause the expected commencement of full-scale production to be delayed significantly beyond our current expectations.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:
ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to a broad range of customers worldwide, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw/

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